BlackRock Funds: BlackRock Mid-Cap Growth Equity Portfolio

File No. 811-05742

Item No. 77M (Mergers) -- Attachment

During the fiscal annual period ending September 30, 2011, BlackRock Mid-Cap Growth Equity Portfolio (the "Mid-Cap Growth Equity Portfolio"), a series of BlackRock Funds (the "Registrant"), File No. 811-05742, acquired substantially all of the assets and certain stated liabilities of the BlackRock Small/Mid-Cap Growth Portfolio (the "Small/Mid-Cap Growth Portfolio"), also a series of the Registrant, in a Reorganization (the "Reorganization").

The Board of Trustees of the Registrant unanimously approved the Reorganization and the proposal, which provides for the acquisition of all of the assets and certain stated liabilities of the Small/Mid-Cap Growth Portfolio in exchange for shares of the Mid-Cap Growth Equity Portfolio, and the distribution of such shares to the shareholders of the Small/Mid-Cap Growth Portfolio in complete liquidation thereof.

On April 1, 2011, in connection with the Reorganization, the Registrant filed a Registration Statement on Form N-14 (File No. 333-173234) (the "N-14 Registration Statement"). The N-14 Registration Statement contained the proxy materials informing the shareholders of the reorganization of Small/Mid-Cap Growth Portfolio. A filing on Form 497 relating to the N-14 Registration Statement was filed on May 20, 2011. The N-14 Registration Statement as filed was declared effective by the Commission on May 1, 2011.

On September 12, 2011 (the "Reorganization Date"), pursuant to the Agreement and Plan of Reorganization, the Small/Mid-Cap Growth Portfolio transferred net assets valued at $92,348,707 to the Mid-Cap Growth Equity Portfolio and received in exchange 334,572 Institutional Shares, 7,278,873 Investor A Shares, 301,369 Investor B Shares, 781,046 Investor C Shares and 222,297 Class R Shares, respectively, of the Mid-Cap Growth Equity Portfolio. Such shares were then distributed to the shareholders of Small/Mid-Cap Growth Portfolio on that date.